STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2167
Email: tfd@stevenslee.com
Direct Fax: (610) 988-0828

November 21, 2012

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – India Bank Index Series Class A
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under rule 485(a) on October 22, 2012, to add a new series Class A to the India Bank Index Series Fund, and filed correspondence on November 20, 2012.  The Staff of the Commission has requested certain additional revisions regarding this filing by telephone call to the undersigned.  The Fund intends to address the Staff’s comments as follows:

1.

The language that was added to the Shareholder Fees and Operating Expense tables on page 1 of the Prospectus for the Class A shares, as required by Item 3 of Form N-1A for funds with sales loads, has been corrected to track the language in Item 3 (about references to the SAI).The same required language will also be included in the Prospectus of the Class A shares of the DMS India MidCap Index Series.

2.

The Fund has deleted the language that was added in the section Annual Fund Operating Expenses table in the Prospectus to delete the reference to the sales charge being deemed a part of the operating expenses.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff.  Accordingly, the Fund hereby respectfully requests that the Commission grant effectiveness to the Class A filing for the India Bank Index on Monday, November 26, 2012.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm

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